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           [Letterhead of Merrill Lynch Global Utility Fund, Inc.]


April 6, 1999

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Merrill Lynch Global Utility Fund, Inc. - CIK No. 0000868452
         Request for Withdrawal of Amendment to Registration Statement on Form N-1A
         File No. 33-37103

Ladies and Gentlemen:

     On March 30, 1999, Merrill Lynch Global Utility Fund, Inc. (the "Fund") filed post-effective amendment No. 12 to its registration statement on Form N-1A (the "March 30, 1999 filing"). On April 1, 1999, the Fund made another filing designated as post-effective amendment No. 12 to its registration statement on Form N-1A (the "April 1, 1999 filing"). The April 1, 1999 filing was made in error and was identical to the March 30, 1999 filing. As the April 1, 1999 filing was made in error and was identical to the March 30, 1999 filing, I hereby request the withdrawal of the April 1, 1999 filing pursuant to Rule 477(a) under the Securities Act of 1933, as amended.

     Please do not hesitate to call me at (609) 282-1271 if you have any questions regarding this matter.


                                         Very truly yours,

                                         /s/ Thomas D. Jones, III

                                         Thomas D. Jones, III
                                         Secretary